THE WORLD FUNDS, INC.
                          1500 FOREST AVENUE, SUITE 223
                            RICHMOND, VIRGINIA 23229
                                 (800) 527-9525

                NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF THE
                               THE NEW MARKET FUND
                                   TO BE HELD
                                February 17, 2003

To the Shareholders of The New Market Fund:

     Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting") of The New Market Fund (the "Fund"), a series of shares of The World Funds, Inc. (the "Company"), will be held at 10:00 a.m. (Eastern time), on February 17, 2003, at the offices of the Company, 1500 Forest Avenue, Suite 223, Richmond, Virginia 23229, for the following purpose:

     1. To approve or disapprove a new Investment Advisory Agreement between the Company, on behalf of the Fund, and The London Company of Virginia, a Virginia corporation.

     The Fund also may transact such other business as may properly come before the Special Meeting or any adjournment thereof. Information concerning the proposal is provided in the proxy statement attached to this Notice.

     Shareholders of record at the close of business on January 18, 2003 are entitled to notice of and to vote at the Special Meeting or any adjournment thereof.


     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THIS SPECIAL MEETING. WHETHER OR NOT YOU EXPECT TO BE PRESENT, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID, RETURN ENVELOPE. YOUR PROMPT RESPONSE WILL HELP TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION. WE ASK YOUR COOPERATION IN MAILING YOUR PROXY CARD PROMPTLY.


January 28, 2003                           By Order of the Board of Directors,
Richmond, Virginia                         F. Byron Parker, Jr., Esq., Secretary